

VOZROZHDENIYE BANK

File № 82-4257

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«30» june 2005
№ 1103/4134


05009666

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECEIVED
JUL 1 2 2005
198
WASH, D.C.
SECTION

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Message of the data that can affect materially the value of the joint-stock company's securities

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
JUL 1 3 2005
THOMSON
FINANCIAL

7/12

Data that can affect materially the value of the issuer's securities

«Information about changes in composition of the issuer's shareholders having in possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Name of the issuer's shareholder: Open Joint-stock company «Leasing company «Magistral Finance».
7. Percentage of the issuer's ordinary shares being in possession of the above legal entity before alteration: 5.98%.
8. Percentage of the issuer's ordinary shares being in possession of the above legal entity after alteration: 5.34%.
9. The date, when the issuer learned about change in the portion of the issuer's ordinary shares being in possession of the above legal entity: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov

May 12th 2005
Stamp

Data that can affect materially the value of the issuer's securities

«Information about changes in participation of the persons being members of the issuer's Board (Supervisory Council), members of the issuer's Collegial executive body, as well as of the person holding position (performing functions) of the issuer's sole executive body (including general manager) in the issuer's share capital, as well as in the share capital of subsidiaries and related companies of the issuer; and/or about changes in the portion of the issuer's (and its subsidiaries' and related companies') ordinary shares being in possession of the above persons.

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Full legal name and location of the institution in the share capital of which the portion of the stated legal entity has changed: Open Joint-stock company Bank «Vozrozhdeniye», Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
7. Position, full name of the person, portion of the following person in the total number of the issuer's ordinary shares before alteration, portion of the following person in the total number of the issuer's ordinary shares after alteration:

7.1. Yuriy Mikhailovich Marinichev, Chairman of Supervisory Council
before alteration - 0.10%
after alteration - 0.09%

7.2. Dmitriy Ljvovich Orlov, Member of Supervisory Council, Chairman of the Board
before alteration - 40.92%
after alteration - 39.66%

7.3. Ludmila Antonovna Goncharova, Member of Supervisory Council, Deputy Chairman of the Board
before alteration - 2.02%
after alteration - 1.80%

7.4. Alexander Vitaljevich Dolgopolov, Member of Supervisory Council, Deputy Chairman of the Board
before alteration - 0.67%
after alteration - 0.60%

7.5. Nickolay Stepanovich Zatsepin, Member of Supervisory Council
before alteration - 0.10%
after alteration - 0.09%

7.6. Tatyana Fedorovna Gavrilkina, Deputy Chairman of the Board
before alteration - 0.34%
after alteration - 0.30%

7.7. Mark Meerovich Nakhmanovich, Deputy Chairman of the Board
before alteration - 0.67%
after alteration - 0.60%

7.8. Nickolay Dmitrievich Orlov, Deputy Chairman of the Board
before alteration - 2.91%
after alteration - 2.60%

7.9. Dmitriy Aksentjevich Strashok, Deputy Chairman of the Board
before alteration - 0.34%
after alteration - 0.30%

7.10. Tamara Ivanovna Luzhina, Member of the Board
before alteration - 0.34%
after alteration - 0.30%

8. Date, when the issuer learned about change in the portion of the above person in the issuer's share capital: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov

May 12th 2005
Stamp

Data that can affect materially the value of the issuer's securities

«Information about changes in composition of the issuer's shareholders having in possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Name of the issuer's shareholder: Limited company «Finance Consulting Centre».
7. Percentage of the issuer's ordinary shares being in possession of the above legal entity before alteration: 11.02%.
8. Percentage of the issuer's ordinary shares being in possession of the above legal entity after alteration: 9.84%.
9. The date, when the issuer learned about change in the portion of the issuer's ordinary shares being in possession of the above legal entity: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov

May 12th 2005
Stamp

Data that can affect materially the value of the issuer's securities

«Information about changes in composition of the issuer's shareholders having in possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Name of the issuer's shareholder: Limited company «Composition – Assets Management».
7. Percentage of the issuer's ordinary shares being in possession of the above legal entity before alteration: 8.01%.
8. Percentage of the issuer's ordinary shares being in possession of the above legal entity after alteration: 7.15%.
9. The date, when the issuer learned about change in the portion of the issuer's ordinary shares being in possession of the above legal entity: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov

May 12th 2005
Stamp

Data that can affect materially the value of the issuer's securities

«Information about changes in composition of the issuer's shareholders having in possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Name of the issuer's shareholder: Canadian Imperial Bank of Commerce.
7. Percentage of the issuer's ordinary shares being in possession of the above legal entity before alteration: 0%.
8. Percentage of the issuer's ordinary shares being in possession of the above legal entity after alteration: 6.27%.
9. The date, when the issuer learned about change in the portion of the issuer's ordinary shares being in possession of the above legal entity: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov

May 12th 2005
Stamp

Data that can affect materially the value of the issuer's securities

«Information about changes in composition of the issuer's shareholders having in possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: **Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.**
3. Identification tax number: **5000001042.**
4. Unique code of the issuer: **1439.**
5. Internet site used for publishing messages about material facts: http://www.vbank.ru/akc/events.html.
6. Name of the issuer's shareholder: Dmitriy Ljvovich Orlov.
7. Percentage of the issuer's ordinary shares being in possession of the above person before alteration: 40.92%.
8. Percentage of the issuer's ordinary shares being in possession of the above person after alteration: 39.66%.
9. The date, when the issuer learned about change in the portion of the issuer's ordinary shares being in possession of the above person: 12.05.2005.

Deputy Chairman of
Bank Vozrozhdeniye (OAO) /signature/ A.V.Dolgopolov
May 12th 2005
Stamp